Filed by Pacer International, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pacer International, Inc.

(Commission File No. 000-49828)

Employee Frequently Asked Questions

1.	How will this acquisition affect me?

XPO’s history has been to acquire organizations companies that are complementary to its core and then to operate them as coordinated business units within an integrated network. We don’t expect many changes in the near term to the Pacer organizational structure, and those that come with time would be enhancements to our current capabilities.

Ultimately, this combination is about growth and creating more and better solutions for our customers. As part of a larger, diversified organization with the necessary scale and resources to be a leader in today’s competitive marketplace, we expect there will be benefits for Pacer associates over the long term, including opportunities for professional growth.

2.	Will any other parts of our pay or benefit plans change? Will Pacer still provide merit increases to eligible associates?

We expect no changes and XPO has agreed to keep your base and benefit plans the same through at least the end of 2014. Our plan is to continue our pay programs, including the planned merit increase for eligible associates in January 2014, and to implement the benefit programs described in our 2014 Open Enrollment program.

3.	Where is XPO Logistics located and will Pacer consolidate operations into XPO locations?

XPO is headquartered in Greenwich, Connecticut, and has 94 locations in the U.S. and Canada. There are no current plans to consolidate operations or physical locations. XPO will maintain our Dublin, Ohio, office.

4.	What lines of business does XPO business offer?

XPO provides Freight Brokerage (Truckload, LTL, and Heavy Haul), Last-Mile, Expedited Transportation, Managed Transportation and Freight Forwarding services. More information concerning XPO Logistics can be found at their website www.XPOLogistics.com.

5.	Why did Pacer management and the Board of Directors feel that this was the right action for Pacer?

The time is right to combine Pacer’s capabilities in our Intermodal and Logistics segments with XPO’s service offerings, giving the combined operations a stronger position in the marketplace and maximizing value for our shareholders.

6.	Who will lead Pacer going forward?

The Pacer business unit of XPO will continue to be led by Dan Avramovich and substantially all of Pacer’s existing management team. Dan will report to Brad Jacobs, XPO Logistics’ Chairman and CEO.

7.	How are we communicating with our customers?

Communications focused on our customers and transportation carriers are underway. Our goal is to convey the benefits of this transaction for customers and carriers and assure them of a seamless transition from their perspective. Importantly, we are emphasizing that although we expect there to be some shifting in account responsibilities as part of integration, both parties are committed to providing a single point of sales contact to our customers for the combined portfolio of services. XPO shares Pacer’s passion for service delivery, and the combined company will remain very focused on delivering the high level of service customers expect and this transition will not deter from that focus.

8.	What should I say if my customers or vendors ask me about this?

Reassure them that it is business as usual. In the near term nothing will change. Combining our two businesses will create a stronger provider of transportation solutions in the marketplace, which should provide benefits for them and all our stakeholders.

9.	How will this impact or change the transportation carriers that we work with today?

We don’t anticipate any changes initially. In the medium to long term, the benefits of combining our two companies may extend to them as well as to us and our customers.

Additional Information

In connection with the merger, XPO will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Pacer and a Prospectus of XPO, as well as other relevant documents concerning the proposed transaction. XPO AND PACER SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, PACER AND XPO. Investors and shareholders may obtain copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by XPO through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations. In addition, investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by Pacer through the investor relations page on Pacer’s corporate website at www.pacer.com or by contacting Pacer International, Inc. at 6805 Perimeter Drive Dublin, OH 43016, Attention: Investor Relations.

Participants in Solicitation

XPO, Pacer and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Pacer shareholders with respect to the proposed merger. Information about XPO’s executive officers and directors is available in XPO’s proxy statement on Schedule 14A for its 2013 annual meeting of shareholders, filed with the SEC on April 27, 2013. Information about (1) Pacer’s executive officers and directors is set forth in Pacer’s Annual Report on Form 10-K filed with the SEC on February 8, 2013 and (2) their ownership of the Pacer shares is set forth in Pacer’s proxy statement on Schedule 14A filed with the SEC on March 13, 2013. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of XPO, Pacer and their respective executive officers and directors in the proposed merger by reading Proxy Statement/Prospectus regarding the merger when it becomes available. Copies of these documents may be obtained, free of charge, as described above. This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in XPO’s and Pacer’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the acquisition of Pacer, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, Pacer shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability to realize anticipated synergies and cost savings; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Pacer’s management team; litigation, including litigation related to misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s network of third-party transportation providers; the ability to retain XPO’s and Pacer’s largest customers; XPO’s ability to successfully integrate Pacer and other acquired businesses; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Pacer or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Pacer undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.